STATEMENT OF INVESTMENTS

Dreyfus International Funds, Inc.: Dreyfus Premier Emerging Markets Fund

February 28, 2006 (Unaudited)

Common Stocks - 93.5%	Shares		Value ($)
Brazil - 7.9%			
Banco Itau Holding Financeira, ADR	251,890		8,231,765
Brasil Telecom Participacoes, ADR	366,680		14,575,530
Braskem, ADR	113,100		1,939,665
Centrais Eletricas Brasileiras	126,585		2,681,919
Cia de Saneamento Basico do Estado de Sao Paulo	124,170		10,004,939
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	198,600		3,914,406
Empresa Brasileira de Aeronautica, ADR	180,130		7,160,167
Grendene	624,500		5,881,799
Petroleo Brasileiro, ADR	478,019		41,845,783
Tele Norte Leste Participacoes, ADR	276,200		5,117,986
Ultrapar Participacoes, ADR	52,200		875,916
Unibanco, ADR	110,270		9,698,246
Votorantim Celulose e Papel, ADR	484,600		7,152,696
			119,080,817
Chile - .0%			
Banco Santander Chile, ADR	15,100		**717,099**
China - 4.8%			
Air China, Cl. H	3,704,000	a	1,325,546
Byd, Cl. H	1,649,500		3,278,270
China Petroleum & Chemical, Cl. H	18,597,700		11,101,922
China Telecom, Cl. H	50,833,800		18,543,815
Huadian Power International, Cl. H	29,217,200		7,879,500
Huaneng Power International, Cl. H	7,211,600		4,849,515
PetroChina, Cl. H	9,088,000		8,854,428
Sinotrans, Cl. H	12,922,500		5,454,116
Weiqiao Textile, Cl. H	3,365,000		5,382,509
Yanzhou Coal Mining, Cl. H	7,371,300		6,034,351
			72,703,972
Croatia - .4%			
Pliva, GDR	414,800	b	**5,869,420**
Hong Kong - 2.9%			
Agile Property Holdings	820,000		478,911
Brilliance China Automotive Holdings	10,608,000		1,832,398
China Mobile (Hong Kong)	613,400		2,969,903
CNOOC	9,718,000		8,074,663
Denway Motors	32,971,900		12,936,220
Global Bio-Chem Technology Group	6,594,700		3,716,996
Panva Gas Holdings	2,865,000	a	1,501,245
Shanghai Industrial Holdings	4,924,500		10,571,854
Texwinca Holdings	2,008,600		1,576,254
			43,658,444
Hungary - .9%			
Gedeon Richter	8,606		1,758,269
Magyar Telekom	2,685,533		12,326,208
			14,084,477

India - 8.3%			
Andhra Bank	300,000		590,959
Bank of Baroda	134,000		671,551
Bharat Petroleum	1,124,436		10,965,926
Dr. Reddy's Laboratories, ADR	252,800		7,273,056
GAIL India	455,840		2,794,336
GAIL India, GDR	205,900	b	7,638,890
Hindalco Industries	1,823,270		6,327,127
Hindalco Industries (Prepaid Shares)	455,817		685,897
Hindalco Industries, GDR	2,309,000	b	7,966,050
Hindalco Industries, GDR (Prepaid Shares)	552,250	b,c	893,080
Hindustan Petroleum	1,659,363		12,144,489
Mahanagar Telephone Nigam	4,077,650		13,104,097
Mahanagar Telephone Nigam, ADR	380,521		2,560,906
Oil & Natural Gas	368,656		9,349,719
Reliance Capital Ventures	1,177,925		576,522
Reliance Communication Ventures	1,177,925	c	3,356,691
Reliance Energy Ventures	1,177,925		1,022,016
Reliance Industries	1,177,925		18,724,249
Reliance Natural Resources	1,177,925	c	119,116
State Bank of India	248,500		4,904,001
State Bank of India, GDR	268,700	b	12,897,600
			124,566,278
Indonesia - 1.8%			
Bank Mandiri Persero	21,534,500		3,785,532
Gudang Garam	5,969,400		7,116,483
Indofood Sukses Makmur	53,099,200		4,831,406
Telekomunikasi Indonesia	17,955,100		11,951,729
			27,685,150
Israel - .7%			
Bank Hapoalim	749,693		3,429,218
Bank Leumi Le-Israel	985,000		3,560,872
Super-Sol	1,355,591		3,655,267
			10,645,357
Malaysia - 5.3%			
AMMB Holdings	6,717,500		4,801,551
Bumiputra-Commerce Holdings	4,872,700		7,598,948
Gamuda	7,522,100		7,151,362
Genting	1,972,300		12,676,028
Kuala Lumpur Kepong	1,933,100		4,839,056
Malayan Banking	3,517,500		10,493,455
Maxis Communications	1,983,300		4,637,760
MK Land Holdings	1,917,800		327,116
Proton Holdings	908,000		1,352,458
Resorts World	2,774,200		9,702,038
Sime Darby	9,968,800		16,650,488
			80,230,260
Mexico - 7.0%			
Cemex	1,004,362		6,217,392
Coca-Cola Femsa, ADR	683,030		20,887,057
Controladora Comercial Mexicana	8,662,000		15,629,856
Desc	2,641,840	a	3,228,431
Embotelladoras Arca	1,075,200		2,556,016
Grupo Aeroportuario del Sureste, ADR	265,090		8,944,137
Grupo Continental	4,431,050		7,551,268
Industrias CH	55,500	a	125,579
Kimberly-Clark de Mexico, Cl. A	3,061,300		10,521,639
Telefonos de Mexico, ADR	1,314,540		29,432,550
			105,093,925
Philippines - 1.1%			
ABS-CBN Broadcasting	4,130,600	a	893,778
Banco de Oro Universal Bank	850,000		558,549
Banco de Oro Universal Bank, GDR	338,600	b	4,418,730
Bank of Philippine Islands	5,784,068		6,583,638
Manila Electric, Cl. B	5,700,264	a	2,032,430
SM Prime Holdings	16,009,700		2,473,513
			16,960,638
Poland - 1.3%			
Powszechna Kasa Oszczednosci Bank Polski	1,134,300		12,364,306
Telekomunikacja Polska	1,001,951		7,007,533
			19,371,839
Russia - 4.7%			
Gazprom, ADR	267,930		22,666,878
LUKOIL, ADR	528,300		42,211,170
Novolipetsk Steel, GDR	271,300	b	5,697,300
			70,575,348
South Africa - 8.2%			
Alexander Forbes	2,753,828		7,012,993
Aveng	1,912,257		7,397,783
Bidvest Group	759,466		12,811,754
Illovo Sugar	621,020		1,476,748
Nampak	5,308,550		14,207,798
Nedbank Group	1,327,364		25,729,116
Network Healthcare Holdings	3,457,300		4,514,398
Sanlam	5,777,351		15,040,792
Sappi	1,540,609		19,516,880
Sasol	280,617		9,604,248
Shoprite Holdings	491,504		1,596,092
Steinhoff International Holdings	1,421,077		4,667,771
			123,576,373
South Korea - 19.3%			
Daelim Industrial	111,930		7,473,645
Hyundai Mobis	68,600		5,768,947
Hyundai Motor	211,800		18,016,976
Industrial Bank of Korea	285,720		4,681,463
Kangwon Land	172,781		3,423,140
Kookmin Bank	282,740		21,494,876
Kookmin Bank, ADR	85,502		6,476,777
Korea Electric Power	474,855		20,580,405
Korean Air Lines	116,980		3,840,378
KT, ADR	1,005,700		20,536,394
Kumho Tire	698,710		10,649,659
Kumho Tire, GDR	260,000	a,b	2,126,800
LG Chem	221,880		11,161,842
LG Electronics	254,180		20,852,661
Lotte Shopping, GDR	400,500	b	8,462,565
POSCO	44,120		10,373,523
POSCO, ADR	205,160		11,989,550
Samsung Electronics	56,534		39,621,115
Samsung SDI	79,667		7,053,119
Shinhan Financial Group	212,930		8,382,988
SK	224,560		13,830,824
SK Telecom	22,960		4,767,478
SK Telecom, ADR	1,125,000		27,168,750
			288,733,875
Taiwan - 15.4%			
Accton Technology	4,310,260	a	2,263,347
Advanced Semiconductor Engineering	9,731,863		8,043,702
Benq	7,821,450		7,679,373
Cathay Financial Holding	1,172,000		2,256,329
China Motor	7,346,330		8,260,753
China Steel	8,215,000		7,448,034
Chinatrust Financial Holding	4,162,800		3,487,934
Chunghwa Telecom, ADR	556,400		10,515,960
Compal Electronics	8,015,877		7,467,951
Compal Electronics, GDR	2,865,934	b	13,785,143
Elan Microelectronics	3,014,846		1,395,162
First Financial Holding	23,769,850		18,339,660
Formosa Chemicals & Fibre	5,622,000		8,840,453
Fubon Financial Holding	3,594,000		3,214,490
Nien Hsing Textile	5,691,000		3,682,883
Nien Made Enterprises	865,000		1,100,946
Optimax Technology	5,315,181		6,584,224
Powerchip Semiconductor	7,629,000		4,661,130
Quanta Computer	15,206,663		23,184,873
Shin Kong Financial Holding	2,814,000		2,438,612
SinoPac Financial Holdings	30,443,103		16,080,052
Sunplus Technology	5,102,123		6,110,712
Taiwan Cement	1,111,000		836,685
Taiwan Mobile	10,459,429		9,645,933
Uni-President Enterprises	3,606,000		2,052,036
United Microelectronics	46,600,382		27,293,517
United Microelectronics, ADR	3,484,788		10,977,082
Wan Hai Lines	604,000		370,613
Yageo	31,450,200	a	11,935,945
			229,953,534
Thailand - 2.8%			
Charoen Pokphand Foods	29,340,000		4,024,874
CP Seven Eleven	9,678,000		1,579,744
Delta Electronics Thai	4,234,000		2,209,333
Kasikornbank	5,284,400		9,290,555
Krung Thai Bank	34,863,300		10,924,831
Siam Commercial Bank	7,007,100		11,617,413
Siam Makro	1,597,000		2,845,920
			42,492,670
Turkey - .5%			
Tupras Turkiye Petrol Rafine	423,405		**8,136,207**
United States - .2%			
Taro Pharmaceuticals Industries	214,700	a	**3,548,991**
Total Common Stocks			
(cost $980,380,911)			**1,407,684,674**

Preferred Stocks - 4.5%		
Brazil:		
Braskem, Cl. A	272,800	2,343,241
Centrais Eletricas Brasileiras, Cl. B	310,029	6,810,852
Cia de Tecidos do Norte de Minas	85,709	9,565,860
Cia Energetica de Minas Gerais	139,374	7,154,105
Cia Paranaense de Energia, Cl. B	880,874	9,665,343
Duratex	225,363	4,085,931
Klabin	2,435,600	5,734,872
Telecomunicacoes de Sao Paulo	371,523	8,712,913
Telemar Norte Leste, Cl. A	134,300	3,965,439
Telemig Celular Participacoes	3,263,894	9,222,209
Total Preferred Stocks		
(cost $34,932,506)		**67,260,765**

Short Term Investments - .2%	**Principal Amount ($)**	**Value ($)**
U.S. Treasury Bills		
4.36%, 3/16/2006		
(cost $3,015,512)	3,021,000	**3,015,532**

Total Investments (cost $1,018,328,929)	**98.2%**	**1,477,960,971**
Cash and Receivables (Net)	**1.8%**	**26,710,107**
Net Assets	**100.0%**	**1,504,671,078**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a Non-income producing security

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, these securities amounted to $69,755,578 or 4.6% of net assets.

c The value of this security has been determined in good faith under the direction of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.